InBev

RECEIVED

2007 NOV -5 A 7:23

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courie.

07027763

Leuven, 26 October, 2007

SUPPL

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

Press Release

InBev nv/sa

Brussels, October 26, 2007 - 1/2

RECEIVED
2007 NOV -5 A 7:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

InBev Celebrates Bartending Excellence

11th edition of the Stella Artois® World Draught Master Competition

The 11th edition of the Stella Artois® World Draught Master Competition - a contest that rewards the world's best pourer of Belgian beers - took place today in the Stella Artois brewery in Leuven, the hometown of Stella Artois®. InBev brought together 24 international finalists for the competition, which is the highlight of 12 months hard work in training bartenders from all over the world. This year's Stella Artois® World Draught Master title has been awarded to Erin Carroll – New Zealand (1st place winner), Mozhalov Denys – Ukraine (1st runner-up) and Kate Gow - Australia (2nd runner-up).

First held in 1997, the Stella Artois® World Draught Master Competition assembles the best bartenders from around the world to rate their tapping skills, bottle-pouring finesse and table-serving protocol when it comes to serving Belgian beers. Every step of a competitor's attempt to perform the "perfect pour" is carefully scrutinized by a panel of expert judges.

Always a fight to the finish, the competition heralds the importance of the Stella Artois® 9-step pouring ritual: a cleaning process, the position of the tap (not touching the beer, head or glass), the size of the head (no higher than two fingers), and a careful re-dipping of the glass in cool water to restore its proper drinking temperature – all of which ensure that a Stella Artois® will always taste its best. Even the shape of the brand's signature chalice glass is chosen to release all of the beer's multi-textured aromas.

This annual contest welcomes the winners of locally-held contests from more than 24 countries - from Kazakhstan to Hong Kong - a broad spectrum of international Stella Artois® brand ambassadors who reflect the widespread global appeal of Belgium's premium lager.

Ligia Goncalves, Stella Artois® Global Brand Director says: "*Without a doubt, a well-poured beer adds something special to the experience, which is why we are so proud to have today our yearly Stella Artois® World Draught Master competition, celebrating the fine art of pouring a perfect chalice of the world's most popular Belgian beer.*"

This years competition participants came from: Australia, Belgium, Brazil, Bulgaria, Canada, Croatia, Cyprus, Czech Republic, Gibraltar, Greece, Hong Kong, Hungary, Israel, Italy, Kazakhstan, Luxembourg, New Zealand, Romania, Russia, Singapore, South Africa, UK, Ukraine and the United States.

Pictures of the winners will be available on www.inbev.com.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 88 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.

For further information visit www.InBev.com

Contact information

Gwendoline Ornigg
Corporate External Communications Director
Tel: +32-16-27-65-72
E-mail: Gwendoline.ornigg@inbev.com

END